Exhibit 99.3

S.R. Batliboi & Associates LLP Chartered Accountants	6th Floor – “A” Block Tidel Park, No. 4, Rajiv Gandhi Salai Taramani, Chennai – 600 113, India Tel: + 91 44 6117 900

Independent Auditor’s Report on the Quarterly and Year to Date Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To

The Board of Directors of

Dr. Reddy’s Laboratories Limited

Report on the audit of the Consolidated Financial Results

Opinion

We have audited the accompanying statement of quarterly and year to date consolidated financial results of Dr. Reddy’s Laboratories Limited (“Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), and its joint ventures for the quarter and year ended March 31, 2020 (“Statement”), attached herewith, being submitted by the Holding Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

i.	includes the results of the following entities:

SL.No Name of the Company

Subsidiaries

1.	Aurigene Discovery Technologies Limited
2.	Cheminor Investments Limited
3.	Dr. Reddy’s Bio-Sciences Limited
4.	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
5.	Dr. Reddy’s Laboratories SA
6.	Idea2Enterprises (India) Private Limited
7.	Imperial Credit Private Limited
8.	Industrias Quimicas Falcon de Mexico, S.A.de C.V.
9.	Reddy Antilles N.V. (Liquidated during the year)
10.	Regkinetics Services Limited (formerly Dr. Reddy’s Pharma SEZ Limited)
11.	Aurigene Discovery Technologies (Malaysia) SDN BHD
12.	Aurigene Discovery Technologies Inc.
13.	Aurigene Pharmaceuticals Services Limited (from 16 September 2019)
14.	beta Institut gemeinnützige GmbH

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office 22, Camac Street, Black ‘B’, 3rd floor, Kolkata 700 016

S.R. Batliboi & Associates LLP

Chartered Accountants

15.	betapharm Arzneimittel GmbH
16.	Chirotech Technology Limited
17.	DRL Impex Limited
18.	Dr. Reddy’s Laboratories (Australia) Pty. Limited
19.	Dr. Reddy’s Laboratories Canada, Inc.
20.	Dr. Reddy’s Laboratories Chile SPA.
21.	Dr. Reddy’s Laboratories (EU) Limited
22.	Dr. Reddy’s Laboratories Inc.
23.	Dr. Reddy’s Laboratories International SA (merged with Dr. Reddy’s Laboratories SA w.e.f 1 January 2019)
24.	Dr. Reddy’s Laboratories Japan KK
25.	Dr. Reddy’s Laboratories Kazakhstan LLP
26.	Dr. Reddy’s Laboratories LLC
27.	Dr. Reddy’s Laboratories Louisiana LLC
28.	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.
29.	Dr. Reddy’s Laboratories New York, Inc.
30.	Dr. Reddy’s Laboratories Philippines Inc. (from 9 May 2018)
31.	Dr. Reddy’s Laboratories (Proprietary) Limited
32.	Dr. Reddy’s Laboratories Romania S.R.L.
33.	Dr. Reddy’s Laboratories SAS
34.	Dr. Reddy’s Laboratories Taiwan Limited
35.	Dr. Reddy’s Laboratories Tennessee, LLC (till 1 October 2018)
36.	Dr. Reddy’s Laboratories (Thailand) Limited (from 13 June 2018)
37.	Dr. Reddy’s Laboratories (UK) Limited
38.	Dr. Reddy’s Research and Development B.V.
39.	Dr. Reddy’s Singapore PTE Limited (liquidated during the year)
40.	Dr. Reddy’s Srl
41.	Dr. Reddy’s New Zealand Limited
42.	Dr. Reddy’s (WUXI) Pharmaceutical Co. Limited
43.	Dr. Reddy’s Venezuela, C.A.
44.	Eurobridge Consulting B.V.
45.	Lacock Holdings Limited
46.	OOO Dr. Reddy’s Laboratories Limited
47.	OOO DRS LLC
48.	Promius Pharma LLC
49.	Reddy Holding GmbH
50.	Reddy Netherlands B.V.
51.	Reddy Pharma Iberia SA
52.	Reddy Pharma Italia S.R.L
53.	Reddy Pharma SAS

Joint ventures

1	DRANU LLC
2	DRES Energy Private Limited

S.R. Batliboi & Associates LLP

Chartered Accountants

3	Kunshan Rotam Reddy Pharmaceutical Company Limited

Other consolidating entities

1	Cheminor Employees Welfare Trust
2	Dr. Reddy’s Employees ESOS Trust (from 27 July 2018)
3	Dr. Reddy’s Research Foundation

ii.	are presented in accordance with the requirements of the Listing Regulations in this regard; and
iii.	gives a true and fair view in conformity with the applicable accounting standards, and other accounting principles generally accepted in India, of the consolidated net profit and other comprehensive loss and other financial information of the Group for the quarter and year ended March 31, 2020.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (SAs), as specified under Section 143(10) of the Companies Act, 2013, as amended (“the Act”). Our responsibilities under those Standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Results” section of our report. We are independent of the Group, and its joint ventures in accordance with the ‘Code of Ethics’ issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our opinion.

Management’s Responsibilities for the Consolidated Financial Results

The Statement has been prepared on the basis of the consolidated annual financial statements. The Holding Company’s Board of Directors are responsible for the preparation and presentation of the Statement that give a true and fair view of the net profit and other comprehensive loss and other financial information of the Group including its joint ventures in accordance with the applicable accounting standards prescribed under section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The respective Board of Directors of the companies included in the Group and its joint ventures are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Group and its joint ventures and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statement that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the Statement by the Directors of the Holding Company, as aforesaid.

S.R. Batliboi & Associates LLP

Chartered Accountants

In preparing the Statement, the respective Board of Directors of the companies included in the Group and its joint ventures are responsible for assessing the ability of the Group and its joint ventures to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group and its joint ventures are also responsible for overseeing the financial reporting process of the Group and its joint ventures.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the Statement.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act,we are also responsible for expressing our opinion on whether the company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group and its joint ventures to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and its joint ventures to cease to continue as a going concern.

S.R. Batliboi & Associates LLP

Chartered Accountants

•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial results/financial information of the entities within the Group of which we are the independent auditors and whose financial information we have audited, to express an opinion on the Statement. We are responsible for the direction, supervision and performance of the audit of the financial information of such entities included in the Statement of which we are the independent auditors. We remain solely responsible for our audit opinion.

We communicate with those charged with governance of the Holding Company and such other entities included in the Statement of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

We also performed procedures in accordance with the Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 issued by the Securities Exchange Board of India under Regulation 33 (8) of the Listing Regulations, to the extent applicable.

Other Matter

The accompanying Statement includes the audited financial results/statements and other financial information, in respect of:

•	Two subsidiaries, whose financial results/statements include total assets of Rs 16,259 million as at March 31, 2020, total revenues of Rs 6,417 million and Rs 24,383 million, total net loss after tax of Rs. 486 million and Rs. 1,120 million, total comprehensive income of Rs. 480 million and Rs. 340 million, for the quarter and the year ended on that date respectively, and net cash (inflows) of Rs.158 million for the year ended March 31, 2020, as considered in the Statement which have been audited by their respective independent auditors.

The independent auditor’s report on the financial statements/financial results/financial information of these entities have been furnished to us by the Management and our opinion on the Statement in so far as it relates to the amounts and disclosures included in respect of these subsidiaries is based solely on the reports of such auditors and the procedures performed by us as stated in paragraph above.

S.R. Batliboi & Associates LLP

Chartered Accountants

These subsidiaries are located outside India whose financial results/financial statements and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. The Holding Company’s management has converted the financial results / financial statements of such subsidiaries located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have audited these conversion adjustments made by the Holding Company’s management. Our opinion in so far as it relates to the balances and affairs of such subsidiaries located outside India is based on the report of other auditors and the conversion adjustments prepared by the management of the Holding Company and audited by us.

The Statement includes the results for the quarter ended March 31, 2020 being the balancing figures between the audited figures in respect of the full financial year ended March 31, 2020 and the published unaudited year-to-date figures up to the end of the third quarter of the current financial year, which were subjected to a limited review by us, as required under the Listing Regulations.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm Registration Number: 101049W/E300004

per S Balasubrahmanyam

Partner

Membership No.: 053315

UDIN: 20053315AAAAAZ6754

Chennai

May 20, 2020

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900

Fax :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY’S LABORATORIES LIMITED

STATEMENT OF AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2020

					All amounts in Indian Rupees millions
Sl.		Quarter ended			Year ended
No.	Particulars	31.03.2020	31.12.2019	31.03.2019	31.03.2020	31.03.2019
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)

1	Revenue from operations
	a) Net sales / income from operations	43,361	42,607	37,472	163,574	148,706
	b) License fees and service income	957	1,231	2,694	11,026	5,145
	c) Other operating income	171	133	130	570	631

	Total revenue from operations	44,489	43,971	40,296	175,170	154,482

2	Other income	736	673	833	6,206	3,375

3	Total income (1 + 2)	45,225	44,644	41,129	181,376	157,857

4	Expenses
	a) Cost of materials consumed	7,453	7,528	7,360	29,848	28,894
	b) Purchase of stock-in-trade	5,875	8,426	4,393	25,459	18,808
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	1,983	(1,801)	871	237	(2,754)
	d) Employee benefits expense	8,555	8,377	8,415	33,802	33,562
	e) Depreciation and amortisation expense	2,741	2,869	2,872	11,631	11,348
	f) Impairment of non-current assets	7	13,200	82	16,767	116
	g) Finance costs	230	152	245	983	889
	h) Selling and other expenses	11,124	11,128	10,986	44,353	44,074
	Total expenses	37,968	49,879	35,224	163,080	134,937

5	Profit / (loss) before tax and before share of equity accounted investees(3 - 4)	7,257	(5,235)	5,905	18,296	22,920

6	Share of profit of equity accounted investees, net of tax	105	176	157	561	438

7	Profit / (loss) before tax (5+6)	7,362	(5,059)	6,062	18,857	23,358

8	Tax expense / (benefit):
	a) Current tax	417	1,736	1,413	6,616	4,707
	b) Deferred tax	(866)	(1,411)	95	(8,019)	(849)

9	Net profit / (loss) after taxes and share of profit of associates (7 - 8)	7,811	(5,384)	4,554	20,260	19,500

10	Other comprehensive income
	a) (i) Items that will not be reclassified subsequently to profit or loss	(326)	(200)	507	(412)	(379)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	(22)	-	(900)	(22)	(673)
	b) (i) Items that will be reclassified subsequently to profit or loss	(1,011)	606	226	(448)	19
	(ii) Income tax relating to items that will be reclassified to profit or loss	96	48	(55)	232	(54)
	Total other comprehensive income	(1,263)	454	(222)	(650)	(1,087)

11	Total comprehensive income (9 + 10)	6,548	(4,930)	4,332	19,610	18,413

12	Paid-up equity share capital (face value Rs. 5/- each)	831	831	830	831	830

13	Other equity				155,157	139,406

14	Earnings per equity share (face value Rs. 5/- each)

	Basic	47.12	(32.48)	27.45	122.22	117.53
	Diluted	47.03	(32.48)	27.41	121.99	117.33
		(Not annualised)	(Not annualised)	(Not annualised)
	See accompanying notes to the financial results

DR. REDDY’S LABORATORIES LIMITED

Segment Information					All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl. No.	Particulars	31.03.2020	31.12.2019	31.03.2019	31.03.2020	31.03.2019
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	8,782	8,654	8,241	32,086	30,403
	b) Global Generics	36,460	35,956	30,415	138,264	123,056
	c) Proprietary Products	2	241	2,513	7,949	4,750
	d) Others	723	763	503	2,781	2,058
	Total	45,967	45,614	41,672	181,080	160,267

	Less: Inter-segment revenue	1,478	1,643	1,376	5,910	5,785
	Total revenue from operations	44,489	43,971	40,296	175,170	154,482

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	2,050	2,079	1,428	6,219	6,158
	b) Global Generics	20,332	20,910	17,008	78,449	71,924
	c) Proprietary Products	(7)	246	2,307	7,744	4,182
	d) Others	442	492	318	1,626	1,196
	Total	22,817	23,727	21,061	94,038	83,460

	Less: Selling and other un-allocable expenditure / (income), net	15,455	28,786	14,999	75,181	60,102
	Total profit / (loss) before tax	7,362	(5,059)	6,062	18,857	23,358

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	Effective 1 April 2019, the Company adopted Ind AS 116, Leases, using the modified retrospective approach. Ind AS 116 brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Upon implementation of Ind AS 116, majority of leases for which the company is the lessee became on-balance sheet liabilities with corresponding right-of-use assets also recognised on the balance sheet. Accordingly, on 1 April 2019, the Company recognised lease liabilities of Rs. 1,335 million and right-of-use assets of Rs. 1,153 million (after adjustments of Rs. 182 million towards lease incentives and other items related to the lease agreement as at 31 March 2019).

3	The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. Of these three manufacturing facilities, two facilities (API manufacturing facility at Miryalaguda and Oncology manufacturing facility at Duvvada) received Establishment Inspection Reports (EIR) from the U.S. FDA in the months of June 2017 and February 2019, respectively which indicate that the audit is closed. With respect to API manufacturing facility at Srikakulam, in October 2018, the Company was asked to carry out certain detailed investigations and analysis. As part of the review of the response by the U.S. FDA, certain additional follow-on queries were received by the Company. The Company responded to all queries in January 2019 to the U.S. FDA. In February 2019, the Company received certain follow on questions from the U.S. FDA and the Company responded to these questions in March 2019. The U.S. FDA. has completed the audit on January 28, 2020. The Company has been issued a Form 483 with 5 observations and responded to the observations in February 2020. In May 2020, the Company has received the EIR from the U.S. FDA, for the API manufacturing facility at Srikakulam, indicating closure of the audit and the inspection classification of this facility is determined as “Voluntary Action Indicated” (VAI).
With this, all facilities under warning letter are now determined as VAI.

4	“Revenue from operations” for the year ended 31 March 2020 includes an amount of Rs. 7,486 million (U.S.$108.7 million) towards license fee for selling US and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRATM (sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”) to Upsher-Smith Laboratories, LLC. The costs associated with this transaction are Rs. 328 million.

5	“Other income” includes an amount of Rs. 3,457 millions received from Celgene during the quarter ended 30 June 2019, pursuant to a settlement agreement entered in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

6	Impairment of intangible assets:

During the quarter ended 31 December 2019

Total impairment charge for the quarter ended 31 December 2019 is Rs. 13,200 million, of which Rs. 11,137 million is towards impairment of gNuvaring and the balance of Rs. 2,063 million is towards other product related intangibles.

Impairment of gNuvaring

There were significant changes to the generics market of Ethinyl estradiol / Ethenogestral vaginal ring (a generic equivalent to Nuvaring®), one of the 8 ANDAs acquired from Teva in June 2016, with the launch of a generic and authorised generic versions of the product in the month of December 2019. Due to these adverse market conditions, the Company recorded an impairment loss of Rs.11,137 million during the quarter ended 31 December 2019. The carrying value of the asset after the impairment was Rs. 3,084 million as at 31 December 2019. The said impairment pertains to the Company’s Global Generics segment.

Other intangible assets

In view of the specific triggers occurring in the quarter with respect to some of product related intangible assets forming part of the Company’s Global Generics and Proprietary products segments, the Company determined that there was a decrease in the market potential of these products primarily due to higher than expected price erosion and increased competition leading to lower volumes.Consequently, the Company recorded an amount of Rs.2,063 million as an impairment loss for the quarter ended 31 December 2019.

During the quarter ended 30 Sepetmber 2019

Consequent to the adverse market conditions with respect to certain of the Company’s products forming part of the Global Generics segment, the Company assessed the recoverable amount of three product related intangibles (viz., ramelteon, tobramycin and imiquimod) and recognised an amount of Rs. 3,551 million as impairment charge during the quarter ended 30 September 2019. The said impairment charge is recognised under the head “impairment of non-current assets”.

7	During the quarter ended 30 September 2019, the Government of India promulgated the Taxation Laws (Amendment) Ordinence 2019 (enacted into Taxation laws (Amendment) Act 2019), announcing key changes to corporate tax rates in the Income-tax Act, 1961. The key changes include, among others, reduction of MAT rate from 21.55% to 17.47% (including surcharge and cess). As a result of this, the Company reassessed the MAT recoverability and recognised an amount of Rs. 4,989 million as deferred tax asset during the quarter ended 30 September 2019.

During the quarter ended 31 March 2020, the Company recognised deferred tax benefit of Rs. 1,264 million pursuant to a planned restructuring activity between the group companies. The restructuring activity is expected to be completed by the quarter ended 30 June 2020.

DR. REDDY’S LABORATORIES LIMITED

8	On 15 May 2020, the Company entered into a Stipulation and Agreement of Settlement with Lead Plaintiff the Public Employees’ Retirement System of Mississippi in the putative securities class action filed against the Company in the United States District Court for the District of New Jersey. As consideration for the settlement of the class action, the Company has agreed to pay Rs.681 million (U.S.$9 million). Subject to the terms of the Stipulation, the settlement resolves the remainder of the litigation. As the Company is adequately insured with respect to the aforesaid liability, the settlement did not have any impact on the Company’s financial results for the year ended 31 March 2020. Amount payable to the plaintiff on account of the settlement and that receivable from the insurer have been presented under “other current financial assets” and “other current financial liabilities”, respectively in the consolidated balance sheet of the Company as at 31 March 2020. Please refer to the intimation made by the Company to the Stock exchanges on 16 May 2020 for full details of the settlement.

9	During the quarter ended 31 March 2019, the Company entered into agreement with Encore Dermatology, Inc. (“Encore”) for sale and assignment of U.S. rights relating to three of its dermatology brands. As all the performance obligations are satisfied by 31 March 2019, the Company recognised Rs.1,807 million as revenue and Rs. 159 million representing the profit on sale of intangible assets after adjusting the associated costs.

10	“Other income” for the year ended 31 March 2019 also includes gain of:

- Rs. 423 million on sale of API manufacturing business unit located in Jeedimetla, Hyderabad to Therapiva Private Limited during the quarter ended 31 December 2018; and

- Rs. 423 million of profit on sale of intangible assets forming part of Company’s Proprietary Products Segment during the quarter ended 30 September 2018.

11	The Company considered the uncertainty relating to the COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, and certain investments. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. The Company has also used the principles of prudence in applying judgements, estimates and assumptions including sensitivity analysis and based on the current estimates, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. As the outbreak continues to evolve, the Company will continue to closely monitor any material changes to future economic conditions.

12	Consolidated Balance Sheet

All amounts in Indian Rupees millions
Particulars	As at	As at
	31.03.2020	31.03.2019
	(Audited)	(Audited)

ASSETS
Non-current assets
Property, plant and equipment	47,779	49,127
Capital work-in-progress	4,364	4,725
Goodwill	4,913	4,659
Other intangible assets	15,811	18,124
Intangible assets under development	10,987	24,610
Investment in equity accounted investees	2,763	2,529
Financial assets
Investments	328	813
Trade receivables	1,737	113
Other financial assets	793	731
Deferred tax assets, net	12,199	4,317
Tax assets, net	4,379	3,400
Other non-current assets	209	407
Total non-current assets	106,262	113,555
Current assets
Inventories	35,067	33,579
Financial assets
Investments	23,687	22,529
Trade receivables	50,278	39,869
Derivative instruments	1,105	360
Cash and cash equivalents	2,053	2,228
Other financial assets	3,377	2,112
Other current assets	10,424	10,424
Total current assets	125,991	111,101

TOTAL ASSETS	232,253	224,656

EQUITY AND LIABILITIES
Equity
Equity share capital	831	830
Other equity	155,157	139,406
Total equity	155,988	140,236
Liabilities
Non-current liabilities
Financial liabilities
Borrowings	1,304	22,000
Other financial liabilities	-	102
Provisions	745	793
Deferred tax liabilities, net	20	473
Other non-current liabilities	2,055	2,079
Total non-current liabilities	4,124	25,447
Current liabilities
Financial liabilities
Borrowings	16,532	12,125
Trade payables
Total outstanding dues of micro enterprises and small enterprises	55	77
Total outstanding dues of creditors other than micro enterprises and small enterprises	15,193	13,594
Derivative instruments	1,602	68
Other financial liabilities	27,006	22,670
Liabilities for current tax, net	572	181
Provisions	4,669	4,789
Other current liabilities	6,512	5,469
Total current liabilities	72,141	58,973

TOTAL EQUITY AND LIABILITIES	232,253	224,656

DR. REDDY’S LABORATORIES LIMITED

13	Consolidated statement of cashflows

	All amounts in Indian Rupees millions
Particulars	Year ended	Year ended
	31.03.2020	31.03.2019
	(Audited)	(Audited)
Cash flows from / (used in) operating activities
Profit before tax	18,857	23,358
Adjustments for:
Depreciation and amortisation expense	11,631	11,348
Share of profit of equity accounted investees	(561)	(438)
Impairment loss on goodwill and other intangible assets	16,767	116
Equity settled share-based payment expense	521	389
Fair value changes and profit on sale of mutual funds, net	(929)	(773)
Foreign exchange loss / (gain), net	(2,152)	(1,574)
(Gain) / loss on sale or de-recognition of property , plant and equipment and other intangible assets, net	68	(1,257)
Interest income	(888)	(770)
Finance costs	983	889
Dividend income	(5)	-
Allowance for credit loss and doubtful trade and other advances	190	420
Changes in operating assets and liabilities:
Trade receivables	(12,446)	5,389
Inventories	(1,487)	(4,480)
Trade payables	1,576	398
Other assets and other liabilities, net	4,821	530
Cash generated from operations	36,946	33,545
Income tax paid, net	(7,105)	(4,841)
Net cash from operating activities	29,841	28,704

Cash flows from / (used in) investing activities
Proceeds from sale of property, plant and equipment	131	1,265
Proceeds from sale of other intangible assets	259	885
Expenditures on property, plant and equipment	(4,846)	(6,955)
Expenditures on other intangible assets	(1,269)	(1,421)
Purchase of other investments	(111,918)	(78,573)
Proceeds from sale of other investments	111,704	76,291
Dividends received from equity accounted investees	392	-
Interest and dividend received	624	781
Net cash used in investing activities	(4,923)	(7,727)

Cash flows from / (used in) financing activities
Proceeds from issuance of equity shares (including treasury shares)	4	- *
Purchase of treasury shares	(474)	(535)
Proceeds from / (repayment of ) short-term loans and borrowings, net	4,235	(15,126)
Repayment of long-term loans and borrowings, net	(22,918)	(56)
Payment of principal portion of lease liabilities	(482)	-
Dividends paid (including corporate dividend tax)	(3,916)	(4,002)
Interest paid	(1,608)	(1,607)
Net cash used in financing activities	(25,159)	(21,326)

Net increase / (decrease) in cash and cash equivalents	(241)	(349)
Effect of exchange rate changes on cash and cash equivalents	(25)	35
Cash and cash equivalents at the beginning of the year	2,228	2,542
Cash and cash equivalents at the end of the year**	1,962	2,228

*Rounded off to millions.
**Adjusted for bank-overdraft of Rs. 91 million for the year ended 31 March 2020.

14	The audited results were reviewed by the Audit Committee of the Board on 19 May 2020 and approved by the Board of Directors of the Company at their meeting held on 20 May 2020.

15	The Board of Directors, at their meeting held on 20 May 2020, have recommended a final dividend of Rs. 25 per share subject to the approval of shareholders.

16	The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and published year to date figures upto the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit.

17	The results for the quarter and year ended 31 March 2020 periods presented have been audited by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

Place: Hyderabad Date: 20 May 2020	By order of the Board For Dr. Reddy’s Laboratories Limited G V Prasad Co-Chairman & Managing Director